Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Qifu Technology, Inc.

奇富科技股份有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3660)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF FIRST QUARTER 2024
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Qifu Technology, Inc. (the “Company”) will hold a Board meeting on Sunday, May 19, 2024 (Beijing/Hong Kong time) for the purposes of, among other things, approving the Company’s unaudited financial results and announcement for the first quarter ended March 31, 2024 (the “Q1 2024 Financial Results”). The Company will announce the Q1 2024 Financial Results on Monday, May 20, 2024 (Beijing/Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and the Company’s website at ir.qifu.tech, before the trading hours of The Stock Exchange of Hong Kong Limited.

The Company’s management team will host an earnings call at 7.30 a.m. U.S. Eastern Time on Monday, May 20, 2024 (7.30 p.m. Beijing/Hong Kong Time on Monday, May 20, 2024).

All participants who wish to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI2bd17921325e423580dfcbdbe67c05d4

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.qifu.tech.

By order of the Board
Qifu Technology, Inc.
Hongyi Zhou
Chairman

Hong Kong, May 7, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Hongyi Zhou, Mr. Haisheng Wu, Mr. Alex Zuoli Xu, Mr. Dan Zhao and Ms. Jiao Jiao as Directors; and Mr. Gang Xiao, Mr. Andrew Y Yan, Mr. Fan Zhao and Mr. Eric Xiaohuan Chen as Independent Directors.